 fortbakerhcic13g.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No.__)*

Hennessy Capital Investment Corp V
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
42589T107
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.	Fort Baker Capital Management LP
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	2,807,521
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	2,807,521
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		2,807,521
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		8.14%
(12)	Type of Reporting Person (See Instructions)		IA

(1)	Names of Reporting Persons.	Steven Patrick Pigott
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	2,807,521
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	2,807,521
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		2,807,521
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		8.14%
(12)	Type of Reporting Person (See Instructions)		IN

(1)	Names of Reporting Persons.	Fort Baker Capital, LLC
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	2,807,521
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	2,807,521
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		2,807,521
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		8.14%
(12)	Type of Reporting Person (See Instructions)		HC

Item 1(a).  Name of Issuer:

Hennessy Capital Investment Corp V

Item 1(b).  Address of Issuers Principal Executive Offices:

3415 North Pines Way, Suite 204

Wilson, WY 83014

Item 2(a).  Names of Persons Filing:

Fort Baker Capital Management LP

Steven Patrick Pigott

Fort Baker Capital, LLC

The principal business address of each reporting person is 700 Larkspur Landing Circle, Suite 275 Larkspur, CA 94938.

Item 2(c).  Citizenship:

Reference is made to Item 4 of pages 2-5 of this Schedule 13G (this Schedule), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

Class A Common Stock (the Shares)

Item 2(e).  CUSIP Number:

42589T107

Item 3.      If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐     (a)    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐     (b)    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐     (c)    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐     (d)    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☒     (e)    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐     (f)    An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐     (g)    A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

☐     (h)    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐     (i)    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the     Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐     (j)    Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.      Ownership.

Reference is hereby made to Items 5-9 of this Schedule, which Items are incorporated by reference herein.

Fort Baker Capital Management LP directly holds 2,807,521 Shares. Steven Patrick Pigott acts as Limited Partner/Chief Investment Officer for Fort Baker Capital Management LP. Fort Baker Capital, LLC acts as General Partner for Fort Baker Capital Management LP.

The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each also disclaims beneficial ownership of the securities reported herein except to the extent of that person's pecuniary interest therein.

The calculation of percentage of beneficial ownership in item 11 was derived from Issuers quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 21, 2021, in which the Issuer stated that the number of Shares of Class A common stock outstanding was 34,500,000.

Item 5.      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [  ].

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.      Identification and Classification of Members of the Group

Not Applicable

Item 9.      Notice of Dissolution of Group

Not Applicable

Item 10.      Certification

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

          Fort Baker Capital Management LP

By: Fort Baker Capital, LLC, its General Partner

By: Steven Patrick Pigott, its Chief Investment Officer

By: /s/ Steven Patrick Pigott

Name: Steven Patrick Pigott

Title: Chief Investment Officer